EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-137706 and 333-163251 on Form S-8 of Flowserve Corporation of our report dated June 23, 2010, with respect to the statements of net assets available for benefits of the Flowserve Corporation Retirement Savings Plan as of December 31, 2009 and 2008, the related statement of changes in net assets available for benefits for the year ended December 31, 2009, and the related supplemental schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009, which appear in the December 31, 2009 annual report on Form 11-K of the Flowserve Corporation Retirement Savings Plan.
/s/ Whitley Penn LLP
Fort Worth, Texas
June 23, 2010